Exhibit 99.1

Press Release

Full Year 2025 Results

Luxembourg, 2 March 2026 — SES S.A. fully consolidates Intelsat from 17 July 2025 and announces financial results for the year ended 31 December 2025

FY25 Performance (€ million)	2025 as reported (1)	2024 as reported (1)	∆ at constant FX (2)	2025 like-for-like (3)	2024 like-for-like (3)	∆ at constant FX (2)
Average €/$ FX rate	1.12	1.09		1.12	1.09

Revenue (4)	2,627	2,001	+33.9%	3,512	3,656	-1.6%

Adjusted EBITDA (4) (5)	1,196	1,028	+19.1%	1,529	1,783	-12.1%

1)	‘Reported basis’ with Intelsat fully consolidated from 17 July 2025
2)	‘At constant FX’ refers to comparative figures restated at the current period FX to neutralise currency variations
3)	‘Like-for-like basis’ as if Intelsat fully consolidated from 1 January 2024
4)	Full-year 2025 results include the effects of purchase price accounting (PPA) related to Intelsat acquisition: Negative impact of €6m on revenue & €8m on Adj. EBITDA
5)

Excluding operating expenses/income recognised in relation to U.S. C-band repurposing, other income non-recurring, fair value movement on contingent value rights and other significant special items (disclosed separately)

•	Intelsat acquisition closed on 17 July 2025, solid progress with company integration and synergy delivery fast tracked since Day 1

•	Delivered FY25 reported results within financial outlook with lower than guided capital expenditures

•	Networks - 4th consecutive year of growth, mainly supported by growth in Aviation and Government

•	Media - delivered to expectations with important new long-term renewals signed

•	€1.8 billion of new business and contract renewals signed in 2025 – with a total combined gross backlog of over €6.6 billion

•

Reported Adjusted Free Cash Flow of €229 million and Capital Expenditures of €559 million with combined like-for-like net leverage at 3.9 times(1) (including cash & cash equivalents of €674 million(2))

•	Final 2025 dividend of €0.25 per A-share (€0.10 per B-share) to be paid in April 2026 (subject to shareholder approval)

•	2026 financial outlook: Both, Revenue and Adjusted EBITDA, expected to be stable yoy on a like-for-like and constant FX basis(3)

•	Remain committed to disciplined financial policy, investment grade metrics and net leverage target of 3.0 times or below

Adel Al-Saleh, CEO of SES, commented: “2025 was a milestone year for SES, a year of major progress, step-change in company’s scale, and decisive actions while integrating Intelsat and delivering on our synergy plan from Day 1. With the financial performance below our initial expectations for the first year of the combined company, we addressed the challenges head-on and delivered 2025 financial results within our revised 2025 financial outlook with lower than guided capital expenditures, establishing a strong platform for future growth.

Across our Networks and Media businesses, we executed with focus and supported customers at scale. We believe our continued momentum in Government and Aviation reflects the market’s confidence in SES and the unique value of our scalable, multi-orbit architecture.

Government demand for secure, resilient multi-orbit solutions continued to grow. Despite the impact of the U.S. government shutdown and DOGE actions, our Government business delivered strong growth, supported by expanding demand in Europe and globally. We advanced key sovereign programs including IRIS², announced GovSat-2 with the Luxembourg Government, extended our Australian Defence partnership, and secured major U.S. defense awards. We won significant new contracts, including selection as one of five companies on the U.S. Space Force’s Protected Tactical SATCOM-Global (PTS-G) IDIQ contract, and a strategic award from the Defense Innovation Unit for Secure Integrated Multi-Orbit Networking (SIMON).

1)	As if Intelsat fully consolidated from 1st January 2024; Adjusted Net Debt to Adjusted EBITDA (treats hybrid bonds as 50% debt and 50% equity; includes lease liabilities)
2)	Excluding €401 million of restricted cash primarily with respect to the SES-led consortium’s involvement in the IRIS[2] program
3)

Financial outlook is based on i) constant FX; ii) like-for-like basis is as if Intelsat fully consolidated from 1 January 2024; iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS; (iv) adjustments for intercompany eliminations; and (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented including the effects of purchase price accounting related to the Intelsat acquisition

Aviation continued its strong momentum, with major wins and growing airline adoption of our multi-orbit electronically steered antenna solution (ESA), now operational on more than 500 aircraft around the world. The multi-orbit system has been selected by 16 carriers for more than 1,000 aircraft, including American Airlines, Air Canada, Avianca, JAL, Skymark, Royal Brunei, and others.

In Fixed & Maritime we continued to see competitive pressures. In Fixed Data, we took decisive actions to transform the business and focus on areas where we believe we have a clear right to win. Our Maritime business remained resilient, with solid cruise renewals and continued adoption of SES Cruise mPOWERED. Our FlexMaritime solution provides critical services to the commercial shipping segment, serving more than 13,000 ships globally.

Our Media business continues to have a strong cash-generative profile serving over two billion people and nearly 700 million households worldwide. Despite headwinds, in 2025 we have secured around €450 million in renewals and new business, including multi-year agreements with Sky, RTL, Warner Brothers Discovery, ORF/ORS, Telekom Srbija, PGA TOUR, and QVC while opening new free-to-air/free-to-view markets in Mexico and Spain. We are proud to be the partner to broadcasters distributing the Winter Olympics Games globally.

We also made critical progress in shaping our future space-based solutions. O3b mPOWER satellites 9 & 10 successfully launched on 22 July, with satellites 7, 8, 9 & 10 now in service and the launch of satellites 11 to 13 is planned for second half of 2026. SES continues building on its MEO capabilities through meoSphere, the company’s next-generation multi-mission MEO network supported by New Space innovators, such as Cailabs, Impulse Space, Kratos, Infinite Orbits, and an extended K2 Space partnership.

In 2026, we plan to accelerate integration, execute on synergies, grow in key markets, and continue innovating across our global multi-orbit architecture. SES is operating at a new scale with the capabilities, culture, and momentum to lead our industry into the next era of satellite connectivity and space-based solutions. We are committed to deliver sustainable value for customers and shareholders alike.”

Financial Outlook

SES sets out its 2026 financial outlook on a like-for-like (as if Intelsat consolidated from 1st January 2024) and constant FX basis(1) (assuming nominal satellite health and launch schedule).

On this basis, SES’s 2026 financial outlook expects both, Revenue and Adjusted EBITDA, to be stable year-on-year.

Capital expenditures (net cash absorbed by investing activities excluding acquisitions and financial investments; including IRIS2 and first phase of meoSphere capital expenditures) is expected to be around €700 million(2), ~€100 million lower than prior guidance.

SES will continue building on its MEO capabilities through meoSphere, the company’s next-generation multi-mission MEO network supported by New Space innovators, including extended K2 Space partnership.

1)

Financial outlook is based on i) constant FX; ii) like-for-like basis is as if Intelsat fully consolidated from 1 January 2024; iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS; (iv) adjustments for intercompany eliminations; and (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented including the effects of purchase price accounting related to the Intelsat acquisition

2)

Includes capital expenditures relating to SES involvement in IRIS2 program and first phase of meoSphere; Excludes any capital expenditures related to potential C-band clearance; is set at a EUR/USD exchange rate of 1.20.

Key business and financial highlights

(Intelsat fully consolidated from 17 July 2025; at constant FX unless explained otherwise; actual results and financial outlook are presented including the effects of purchase price accounting related to the Intelsat acquisition)

SES regularly uses Alternative Performance Measures (APM) to present the performance of the group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position.

€ million	2025(1)	2024	∆ at reported FX	∆ at constant FX
Average €/$ FX rate	1.12	1.09
Revenue	2,627	2,001	+31.3%	+33.9%
Adjusted EBITDA	1,196	1,028	+16.3%	+19.1%

Adjusted Net Profit	47	126	-62.8%	n/m

‘At constant FX’ refers to comparative figures restated at the current period FX to neutralise currency variations.

1)	Full-year 2025 results include the effects of purchase price accounting (PPA) related to the Intelsat acquisition: Negative impact of €6 million on revenue and of €8 million on Adjusted EBITDA.

Fully consolidating Intelsat from 17 July 2025, Networks revenue of €1,633 million (62% of total revenue) increased +55.2% yoy driven by growth in Aviation (+145.5% yoy), Government (+47.0% yoy), and Fixed and Maritime (+30.5% yoy; including periodic revenue of €19 million recognised in Q1 2025 vs €22 million in Q1 2024). In 2025, the Networks business secured close to €1.4 billion of renewals and new business.

Media revenue of €977 million (37% of total revenue) was up +7.9% yoy, benefiting from fully consolidating Intelsat from 17 July 2025. Underlying declines result from lower revenue in mature markets due to capacity optimisation and the impact of SD channel switch offs as well as the full Q2 to Q4 impact of the Brazilian customer bankruptcy. In 2025, the business secured close to €450 million of renewals and new business.

Gross backlog on 31 December 2025 was over €6.6 billion of which Media backlog was €3.0 billion and Networks backlog was €3.6 billion.

Adjusted EBITDA of €1,196 million represented an Adjusted EBITDA margin of 45.4% (2024: 51.4%) including the contribution from the acquisition of Intelsat from 17 July 2025, impacted by profitability diluting equipment sales in Aviation, continued weakness in the Fixed Data business, the effects of the IS-33e failure, and timing of government contracts, also including the flow through of the periodic revenue impact and some cost shifts. Adjusted EBITDA excludes significant special items of €10 million net expenses (2024: €35 million net expenses), comprising of other income (non-recurring) of €175 million (2024: €3 million), net C-band income of €1 million (2024: €83 million), advisory charges of non-recurring nature of €16 million (2024: nil), fair value movement on contingent value rights of €28 million (2024: nil), and expenses related to other significant special items of €142 million (2024: €121 million), primarily related to restructuring and merger and acquisition activities.

Adjusted Net Profit of €47 million (2024: €126 million), mainly reflecting €170 million year-on-year increased depreciation & amortisation driven by the Intelsat acquisition, higher net non-operating expense of €7 million (2024: net income of €21 million) and higher net financing costs of €136 million (2024: €3 million). This was partly offset by higher Adjusted EBITDA, higher minority interest and lower net income tax. Net financing costs included the benefit of earned interest income on the group’s cash & cash equivalents of €123 million (2024: €127 million), finance lease income of nil (2024: €5 million), interest expense on external borrowings of €136 million (2024: €104 million), other net interest expense of €65 million (2024: €35 million), and the impact of net foreign exchange loss of €58 million (2024: gain of €4 million).

Adjusted Net Profit excludes the significant special items highlighted above, as well as non-cash net impairment expense of €146 million (2024: €123 million), M&A related net financing charges of €36 million (2024: nil) and net tax benefit of €50 million (2024: benefit of €47 million) associated with all the significant special items.

Adjusted Free Cash Flow (excluding significant special items) of €229 million included investing activities of €559 million (2024: €560 million), cash interest received of €77 million (2024: €127 million), and cash interest paid of €280 million (2024: €159 million).

On 31 December 2025, the Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.525 billion of hybrid bonds as debt and 50% as equity) was 3.9 times (31 December 2024: 1.1 times). Cash & cash equivalents of €674 million (excluding €401 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2) included the proceeds from the €300 million EIB financing, the €1 billion Eurobonds issued in June 2025, and the $1 billion term loan drawn in July 2025.

In 2025, SES repaid debt maturities of around €2,906 million, including $3 billion of the 6.500% First Lien Senior Secured Notes due 2030 issued by Intelsat Jackson Holdings S.A in relation to the acquisition of Intelsat, €250 million Schuldschein Loan, €16 million LuxGovSat Credit Facility and €6 million other debt obligations.

SES continues to engage with insurers on the insurance claim for O3b mPOWER satellites 1-4. In 2025, the company has collected approximately $189 million (€164 million) through settlements, with additional payments expected as negotiations progress.

A share buyback program of €150 million was completed in respect of the A-shares in October 2024 with 24 million A-shares purchased at an average price of €5.22 per A-share and 12 million B-shares were purchased at an average price of €2.09 per B-share. The shares acquired are expected to be cancelled in 2026, which would reduce the total number of voting and economic shares in issue.

The interim FY2025 dividend of €104 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 16 October 2025. The final FY2025 dividend of €0.25 per A-share (€0.10 per B-share) is expected to be paid to shareholders in April 2026. The final dividend is subject to shareholder approval at the Annual General Meeting on 2 April 2026.

SES restates its commitment to disciplined financial allocation, investment grade metrics and net leverage target of 3.0 times or below. Once the company meets its net leverage target, the company intends to increase the annual base dividend and at least a majority of future exceptional cashflows will be prioritised for shareholder returns.

The Board evolved its composition and established a dedicated CapEx taskforce to enhance oversight and ensure disciplined capital allocation aligned with long-term strategic objectives. These changes accommodate the increased scale and complexity of the company and strengthen corporate governance in support of SES’s strategic priorities and long-term ambitions.

SES is currently progressing through Rendez-Vous 1 of the IRIS² program, working closely with the European Commission to validate project cost, technical requirements, and delivery timelines. SES remains fully committed to the European Union’s vision for a sovereign, secure, and competitive space-based connectivity infrastructure. As the lead member of the SpaceRise consortium, SES collaborates with all partners to ensure the timely and successful delivery of IRIS².

Operational performance

(Intelsat consolidated from 17 July 2025)

REVENUE BY BUSINESS UNIT

2025	Revenue (€ million) as reported					Change (year-on-year) at constant FX
	Q1 2025	Q2 2025	Q3 2025(1)	Q4 2025(1)	2025(1)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025
Average €/$ FX rate	1.04	1.12	1.16	1.16	1.12
Media	206	192	281	298	977	-10.7%	-13.5%	+22.7%	+33.0%	+7.9%
Networks	302	277	478	577	1,633	+8.7%	+12.6%	+91.9%	+106.5%	+55.2%
Government	139	147	199	241	726	+14.2%	+24.7%	+67.6%	+78.0%	+47.0%
Fixed & Maritime	117	83	148	178	526	-2.9%	-11.5%	+55.5%	+89.6%	+30.5%
Aviation	47	47	131	158	382	+28.1%	+36.9%	+273.2%	+215.4%	+145.5%
Other	0	1	7	9	17	n/m	n/m	n/m	n/m	n/m

Group Total	509	469	765	884	2,627	-0.5%	+0.1%	+60.0%	+75.5%	+33.9%

At ‘Constant FX’ refers to comparative figures restated at the current period FX, to neutralise currency variations.

1)

Full-year 2025 results include the effects of purchase price accounting (PPA) related to the Intelsat acquisition: Q3 2025 negative PPA impact of €4 million on Revenue and of €4 million on Adjusted EBITDA; Q4 2025 negative PPA impact of €2 million on Revenue and of €4 million on Adjusted EBITDA; Full year 2025 negative impact of €6 million on Revenue and of €8 million on Adjusted EBITDA.

Anticipated future satellite launches

Satellite	Region	Application	Launch Date
O3b mPOWER (satellites 11-13)	Global	Aviation, Fixed & Maritime, Government	H2 2026

ASTRA 1Q	Europe	Media, Aviation, Fixed & Maritime, Government	2027

SES-26	Africa, Asia, Europe, Middle East	Media, Aviation, Fixed & Maritime, Government	2027

EAGLE-1	Europe	Government	2027

IS-42	N. Atlantic, W. Europe, W. Africa	Aviation, Fixed & Maritime, Government	2027

IS-43	Indian Ocean Region, Europe, Middle East, Africa	Aviation, Fixed & Maritime, Government	2027

IS-45	Middle East	Government	2027

IS-41	N. America, Latin America	Aviation, Fixed & Maritime, Government	2027

IS-44	Asia Pacific, East Asia, SE Asia, and Oceanic regions	Media, Aviation, Fixed & Maritime, Government	2027

GOVSAT-2	Europe	Government	2029

Launch dates are based on satellite manufacturer’s estimated delivery dates as of December 2025. Final launch dates are subject to confirmation by launch providers. “Networks” refers to Government, Aviation, and Fixed & Maritime applications.

CONSOLIDATED INCOME STATEMENT

€ million	31 December 2025	31 December 2024
Average €/$ FX rate	1.12	1.09
Revenue	2,627	2,001
U.S. C-band repurposing income	3	88
Other Income	182	3
Operating expenses	(1,598)	(1,099)
Fair value movement on contingent value rights	(28)	—
EBITDA	1,186	993
Depreciation expense	(836)	(650)
Amortisation expense	(140)	(156)
Non-cash impairment	(146)	(123)
Operating profit / (loss)	64	64
Net financing income / (costs)	(172)	(3)
Other non-operating income / (expenses) (net)	(7)	21
Profit / (loss) before tax	(115)	82
Income tax benefit / (expense)	21	(55)
Non-controlling interests	(1)	(12)
Net Profit attributable to owners of the parent	(95)	15
Basic and diluted earnings per A-share (in €)(1)	(0.26)	0.00

Basic and diluted earnings per B-share (in €)(1)	(0.10)	0.00

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the assumed coupon, net of tax, on the perpetual bonds.

€ million	31 December 2025	31 December 2024
Adjusted EBITDA	1,196	1,028
U.S. C-band income	3	88
Other income non-recurring(2)	175	3
U.S. C-band operating expenses	(2)	(5)
Other significant special items(3)	(158)	(121)
Fair value movement on contingent value rights	(28)	—

EBITDA	1,186	993

2)	Other Income non-recurring includes €164 million associated with mPOWER insurance claims and €10 million related to gain from sale of business.
3)

Other significant special items include restructuring charges of €43 million (2024: €63 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €95 million (2024: €55 million), €16 million advisory charges of non-recurring nature (2024: nil) and €4 million other charges of non-recurring nature (2024: €3 million).

€ million	31 December 2025	31 December 2024
Adjusted Net Profit	47	126
U.S. C-band income	3	88
U.S. C-band operating expenses	(2)	(5)
Other income non-recurring	175	3
Impairment expense (net)	(146)	(123)
Other significant special items (4)	(194)	(121)
Fair value movement on contingent value rights	(28)	—
Tax on C-band net income	—	(19)
Tax on significant special items	50	66

Net profit attributable to owners of the parent	(95)	15

4)

Other significant special items comprise restructuring charges of €43 million (2024: €63 million), M&A costs of €131 million (2024: €55 million), €16 million advisory charges of non-recurring nature (2024: nil) and €4 million other charges of non-recurring nature (2024: €3 million). M&A costs include net financing charges of €36 million (2024: nil) comprising an interest expense of €43 million (2024: nil) and loan origination costs of €6 million (2024: nil), partly offset by interest income of €13 million (2024: nil) associated mainly with the €1 billion hybrid financing issued in September 2024 in connection with the Intelsat transaction.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

€ million	31 December 2025	31 December 2024
Closing €/$ FX rate	1.18	1.04
Property, plant, and equipment	5,399	2,924
Assets in the course of construction	1,750	1,348
Intangible assets	2,810	908
Other financial assets	135	34
Derivatives	9	—
Lease receivable	13	—
Investments accounted for using the equity method	77	—
Prepayments	28	2
Income tax receivable	155	—
Trade and other receivables	91	107
Deferred customer contract costs	19	1
Deferred tax assets	644	701

Total non-current assets	11,130	6,025

Inventories	196	49
Trade and other receivables	770	649
Deferred customer contract costs	8	2
Other financial assets	9	—
Prepayments	117	58
Income tax receivable	65	23
Cash and cash equivalents(1)	1,075	3,521

Total current assets	2,240	4,302

Total assets	13,370	10,327

Equity attributable to the owners of the parent	2,623	3,423
Non-controlling interests	91	69
Total equity	2,714	3,492
Borrowings	5,507	4,247
Provisions	46	3
Deferred income	522	338
Deferred tax liabilities	455	212
Other long-term liabilities	35	41
Contingent value rights	749	—
Employee benefit obligations	48	14
Lease liabilities	559	32
Fixed assets suppliers	164	426

Total non-current liabilities	8,085	5,313

Borrowings	798	273
Provisions	64	128
Deferred income	303	225
Trade and other payables	1,032	678
Employee benefit obligations	1	—
Lease liabilities	76	19
Fixed assets suppliers	279	184
Income tax liabilities	18	15
Total current liabilities	2,571	1,522
Total liabilities	10,656	6,835

Total equity and liabilities	13,370	10,327

1)	Including €401 million related to IRIS2 cash received (31 December 2024: €300 million).

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	2025	2024
Profit / (loss) before tax	(115)	82
Taxes paid during the year	(35)	(168)
Adjustment for non-cash items	1,133	861
Changes in working capital(1)	(75)	231

Net cash generated by operating activities	908	1,006

Payments for acquisition of subsidiary, net of cash acquired	(1,454)	—
Payments for purchases of intangible assets	(26)	(23)
Payments for purchases of tangible assets(2)	(522)	(280)
Proceeds from sale of tangible assets	3	—
Interest received(3)	123	158
Insurance claim received	164	—
Proceeds from sale of business	12	—
Other investing activities	35	(14)

Net cash absorbed by investing activities	(1,665)	(159)

Proceeds from borrowings	2,159	1,034
Repayment of borrowings	(2,906)	(717)
Partial redemption of perpetual bond	(59)	(35)
Transaction costs in respect of undrawn facilities	(10)	(22)
Coupon paid on perpetual bond	(16)	(49)
Dividends paid on ordinary shares(4)	(207)	(320)
Interest paid on borrowings	(264)	(110)
Payments for acquisition of treasury shares	—	(128)
Proceeds from treasury shares sold and exercise of stock options	2	—
Lease payments	(60)	(26)
Payment in respect of changes in ownership interest in subsidiaries	—	(2)

Net cash absorbed by financing activities	(1,361)	(375)

Net foreign exchange movements	(328)	142
Net increase / (decrease) in cash and cash equivalents	(2,446)	614
Cash and cash equivalents at beginning of the year	3,521	2,907

Cash and cash equivalents at end of the year	1,075	3,521

1)	Including €101 million IRIS2 cash received (2024: 2024: €300 million) and €237 million payments in respect of other significant special items
2)	Including net reimbursements of €11 million related to U.S. C-band repurposing (2024: net reimbursements of €257 million)
3)	Comprising €89 million interest received on deposit and €34 million interest received in relation to U.S. C-band clearing (2024: €127 million and €31 million respectively).
4)	Net of dividends received on treasury shares of €17 million (2024: €15 million).

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

€ million	2025	2024
Net cash generated by operating activities(1)	908	1,006
Net cash absorbed by investing activities(2)	(1,665)	(159)
Free cash flow before financing activities	(757)	847
Coupon paid on perpetual bond	(16)	(49)
Interest paid on borrowings	(264)	(110)
Lease payments	(60)	(26)
Free cash flow before equity distributions and treasury activities	(1,097)	662
Payment for acquisition of subsidiary, net of cash acquired	1,454	—
Insurance claims received	(164)	—
U.S. C-band cash flows (net)	(100)	(202)
IRIS[2] cash received	(101)	(300)
Payments in respect of other significant special items[3]	237	93

Adjusted Free Cash Flow	229	253

1)	Including €101 million IRIS2 cash received (2024: €300 million) and C-band net cash outflow generated by operating activities of €55 million (2024: €87 million).
2)

Including net reimbursements of €11 million related to U.S. C-band repurposing (2024: net reimbursements of €257 million) and €34 million interest received in relation to U.S. C-band clearing (2024: €31 million).

3)

Payments in respect of other significant special items comprise restructuring payments of €58 million, €172 million payments associated with the development and / or implementation of merger and acquisition activities and €7 million other net payments of non-recurring nature

SUPPLEMENTARY FINANCIAL INFORMATION

1.) QUARTERLY INCOME STATEMENT

(Intelsat fully consolidated from 17 July 2025 – as reported)

€ million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025(2)	Q4 2025(2)
Average €/$ FX rate	1.09	1.08	1.09	1.09	1.04	1.12	1.16	1.16
Revenue	498	480	497	526	509	469	765	884
U.S. C-band income	1	4	1	82	1	2	—	—
Other income	—	—	—	3	1	48	37	96
Operating expenses	(230)	(248)	(269)	(352)	(238)	(261)	(513)	(586)
Fair value movement on contingent value rights	—	—	—	—	—	—	—	(28)
EBITDA	269	236	229	259	273	258	289	366
Depreciation expense	(139)	(162)	(172)	(177)	(164)	(156)	(250)	(266)
Amortisation expense	(19)	(49)	(38)	(50)	(31)	(30)	(37)	(42)
Non-cash impairment	—	(25)	1	(99)	—	(73)	—	(73)
Operating profit / (loss)	111	—	20	(67)	78	(1)	2	(15)
Net financing income / (expense)	5	(5)	(6)	3	(26)	(9)	(69)	(68)
Other non-operating income/(expense) (net)				21	—	2	—	(9)
Profit / (loss) before tax	116	(5)	14	(43)	52	(8)	(67)	(92)
Income tax benefit / (expense)	(43)	5	(4)	(13)	(22)	(4)	6	41
Non-controlling interests	—	—	(6)	(6)	(1)	(3)	(1)	4
Net profit / (loss) attributable to owners of the parent	73	—	4	(62)	29	(15)	(62)	(47)
Basic earnings / (loss) per share (in €)(1)
Class A shares	0.16	(0.01)	0.00	(0.15)	0.06	(0.04)	(0.16)	(0.12)
Class B shares	0.06	0.00	0.00	(0.06)	0.03	(0.02)	(0.06)	(0.05)
Adjusted EBITDA	275	250	250	253	280	241	317	358
Adjusted EBITDA margin	55%	52%	50%	48%	55%	51%	41%	41%
U.S. C-band income	1	4	1	82	1	2	—	—
Other non-recurring income	—	—	—	3	1	48	35	91
U.S. C-band operating expenses	(2)	(1)	(1)	(1)	(1)	(1)	—	—
Other significant special items	(5)	(17)	(21)	(78)	(8)	(32)	(63)	(55)
Fair value movement on contingent value rights	—	—	—	—	—	—	—	(28)

EBITDA	269	236	229	259	273	258	289	366

1)

Earnings per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit for the year attributable to ordinary shareholders has been adjusted to include the coupon, net of tax, on the perpetual bonds. Fully diluted earnings per share are not significantly different from basic earnings per share.

2)

Q3 2025 has been restated to reflect Purchase Price Allocation (PPA) adjustments recorded in connection with the acquisition of Intelsat. Q3 2025 negative PPA impact of €4 million on Revenue and of €4 million on Adjusted EBITDA; Q4 2025 negative PPA impact of €2 million on Revenue and of €4 million on Adjusted EBITDA.

2.) COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

(Intelsat fully consolidated from 1 January 2024. Year-on-year change at Constant FX unless otherwise stated)

€ million	2025(1)	2024	∆ at reported FX	∆ at Constant FX
Average €/$ FX rate	1.12	1.09
Combined like-for-like Revenue	3,512	3,656	-3.9%	-1.6%
Combined like-for-like Adjusted EBITDA	1,529	1,783	-14.3%	-12.1%
Adjusted Net Debt / Like-for-like Adjusted EBITDA	3.9 times	—	—	—

At ‘Constant FX’ refers to comparative figures restated at the current period FX, to neutralise currency variations.

1)	Full-year 2025 results include the effects of purchase price accounting (PPA) related to the Intelsat acquisition: Negative impact of €6 million on revenue and of €8 million on Adjusted EBITDA.

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

COMBINED LIKE-FOR-LIKE REVENUE BY BUSINESS UNIT & ADJUSTED EBITDA

(Intelsat fully consolidated from 1 January 2024. Year-on-year change presented at ‘Constant FX’ unless otherwise stated)

2025	Like-for-like revenue (€ million) at reported FX					Change year-on-year at Constant FX
	Q1 2025	Q2 2025	Q3 2025(1)	Q4 2025(1)	2025(1)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	2025
Average €/$ FX rate	1.04	1.12	1.16	1.16	1.12
Media	344	321	302	298	1,264	-9.7%	-9.9%	-15.4%	-15.5%	-12.6%
Networks	556	560	519	577	2,211	-1.0%	+9.5%	+7.3%	+11.1%	+6.6%
Government	194	206	206	241	847	+10.4%	+11.3%	+20.5%	+26,9%	+17.3%
Fixed & Maritime	218	183	163	178	743	-15.7%	-12.3%	-19.6%	-10.4%	-14.6%
Aviation	143	171	150	158	621	+13.4%	+45.6%	+37.0%	+20.7%	+28.5%
Other	11	9	8	9	36	n/m	n/m	n/m	n/m	n/m
Total revenue	909	890	829	884	3,512	-4.7%	+1.5%	-2.3%	-1.0%	-1.6%

Adjusted EBITDA	425	399	346	359	1,529	-10.3%	-4.8%	-16.8%	-16.1%	-12.1%

At ‘Constant FX’ refers to comparative figures restated at the current period FX, to neutralise currency variations.

1)

Full-year 2025 results include the effects of purchase price accounting (PPA) related to the Intelsat acquisition: Q3 2025 negative PPA impact of €4 million on Revenue and of €4 million on Adjusted EBITDA; Q4 2025 negative PPA impact of €2 million on Revenue and of €4 million on Adjusted EBITDA; Full year 2025 negative impact of €6 million on Revenue and of €8 million on Adjusted EBITDA.

COMBINED LIKE-FOR-LIKE ADJUSTED EBITDA RECONCILIATION

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	2025	2024
Average €/$ FX rate	1.12	1.09
Combined like-for-like Adjusted EBITDA	1,529	1,783
U.S. C-band income	3	245
Other non-recurring income	175	3
U.S. C-band operating expenses	(2)	(9)
Other significant special items(1)	(282)	(205)
Fair value on movement of contingent rights values	(28)	—

Combined like-for-like EBITDA	1,395	1,817

1)

Other significant special items include restructuring charges of €68 million (2024: €97 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €194 million (2024: €105 million), €16 million advisory charges of non-recurring nature (2024: nil) and €4 million other infrastructure charges of non-recurring nature (2024: €3 million).

ADJUSTED NET DEBT RECONCILIATION

€ million	2025	2024
Borrowings – non-current	5,507	4,247
Borrowings – current	798	273
Borrowings – total	6,305	4,520
Lease liabilities – non-current	559	32
Lease liabilities – current	76	19
Add: Lease Liabilities – total	635	51
Add: 50% of the Group’s €525 million (2024: €625 million) of Perpetual Bonds	263	294
Deduct: 50% of the Group’s €1 billion hybrid dual-tranche bond (2024: €1 billion)	(500)	(500)
Less: Cash and cash equivalents	(1,075)	(3,521)
Add: Cash and cash equivalents subject to contractual restrictions	401	300

Adjusted Net Debt	6,029	1,144

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

COMBINED LIKE-FOR-LIKE NET LEVERAGE

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	2025
Adjusted Net Debt as of 31 December 2025	6,029
Combined like-for-like Adjusted EBITDA	1,529

Adjusted Net Debt to combined like-for-like Adjusted EBITDA ratio	3.9x

COMBINED LIKE-FOR-LIKE QUARTERLY REVENUE BY BUSINESS UNIT & QUARTERLY ADJ. EBITDA

(Intelsat fully consolidated from 1 January 2024 – at Reported FX)

€ million	Q1 2024	Q2 2024	Q3 2024	Q4 2024	FY 2024	Q1 2025	Q2 2025	Q3 2025(1)	Q4 2025(1)	FY 2025(1)
Average €/$ FX rate	1.09	1.08	1.09	1.09	1.09	1.04	1.12	1.16	1.16	1.12
Media	371	364	370	366	1,470	344	321	302	298	1,264
Networks	537	530	514	554	2,135	555	560	519	577	2,211
Government	169	192	181	202	742	194	206	206	241	847
Fixed & Maritime	248	217	217	212	894	218	183	163	178	743
Aviation	120	121	117	140	498	143	171	150	158	621
Other	12	9	8	23	51	11	9	8	9	36
Combined like-for-like revenue	919	903	891	943	3,656	909	890	829	884	3,512

Adjusted EBITDA	457	434	438	455	1,783	425	399	346	359	1,529

1)

Full-year 2025 results include the effects of purchase price accounting (PPA) related to the Intelsat acquisition: Q3 2025 negative PPA impact of €4 million on Revenue and of €4 million on Adjusted EBITDA; Q4 2025 negative PPA impact of €2 million on Revenue and of €4 million on Adjusted EBITDA; Full year 2025 negative impact of €6 million on Revenue and of €8 million on Adjusted EBITDA.

BASIS OF COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

The supplemental combined like-for-like financial information included in this press release presents the historical consolidated financial information of the SES Group adjusted to give effect to the acquisition of Intelsat by SES as if it had taken place on 1 January 2024. This combined like-for-like financial information does not meet the requirements of Article 11 of SEC Regulation S-X.

The SES Group’s consolidated financial statements are prepared in accordance with IFRS and the Intelsat Group’s pre-acquisition financial information was prepared in accordance with U.S. GAAP. The combined like-for-like financial information includes (i) adjustments to convert the pre-acquisition financial information of the Intelsat Group from U.S. GAAP to IFRS, such as fair value adjustments in respect of contract liabilities impacting combined like-for-like revenue, share-based compensation and employee benefits adjustments, as well as leases impacting combined like-for-like operating expenses, (ii) intercompany eliminations and (iii) restatement at constant FX of comparative figures.

The combined like-for-like financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been achieved had the Acquisition occurred on 1 January 2024, nor is it meant to be indicative of future results of operations of the Combined Group. The combined like-for-like financial information is based on the SES Group’s accounting policies. Further review of the pre-acquisition financial information may have identified additional differences between the accounting policies of the SES Group and the Intelsat Group that, when conformed, could have a material impact on the like-for-like financial information of the Combined Group.

ALTERNATIVE PERFORMANCE MEASURES

SES regularly uses Alternative Performance Measures (‘APM’) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

Alternative Performance Measure	Definition
Reported EBITDA and EBITDA margin	EBITDA is profit for the period before depreciation, amortisation, impairment, net financing cost, other non-operating income / expense (net) and income tax. EBITDA margin is EBITDA divided by the sum of revenue and other income including U.S. C- band repurposing income.

Adjusted EBITDA and Adjusted EBITDA margin	EBITDA adjusted to exclude significant special items of a non-recurring nature. The primary such items are the net impact of U.S. C-band spectrum repurposing, other income, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities (“M&A”), specific business taxes and one-off regulatory charges arising outside ongoing operations. Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Combined Like-for-like Adjusted EBITDA	Combined Like-for-like Adjusted EBITDA includes Intelsat fully consolidated from 1 January 2024, at reported FX.

Adjusted Free Cash Flow	Net cash generated by operating activities less net cash absorbed by investing activities, interest paid on borrowings, coupon paid on perpetual bond and lease payments, and adjusted to exclude the net cash flow impact of significant special items of a non-recurring nature, primarily U.S. C-band spectrum repurposing, other income, restructuring charges, M&A (including net financing income / costs), specific business taxes and one-off regulatory charges arising outside ongoing operations.

Adjusted Net Debt	Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid Bond and Perpetual Bond is consistent with rating agency methodology.

Adjusted Net Debt to Adjusted EBITDA	The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA.

Combined Like-for-like Net leverage	The Combined Like-for-like Net leverage ratio is defined as Adjusted Net Debt divided by twelve-month rolling Combined Like-for-like Adjusted EBITDA.

Adjusted Net Profit	Net profit attributable to owners of the parent adjusted to exclude the after-tax impact of significant special items including M&A net financing income / costs.

Presentation of Results:

A presentation of the results for investors and analysts will be hosted at 9.30 CET on 2 March 2026 and will be broadcast via webcast and conference call.

The details for the conference call and webcast are as follows:

Conference Call registration:	https://engagestream.companywebcast.com/ses/fullyear2025-results/dial-in
Webcast registration:	https://ses.engagestream.companywebcast.com/fullyear2025-results

The presentation is available for download from https://www.ses.com/company/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Christian Kern	Steven Lott
Investor Relations	Communications
Tel: +352 710 725 261	Tel. +352 710 725 500
IR@ses.com	SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

Forward looking statements

This press release contains, and our officers and representatives may make, certain “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “committed,” “expect,” “positioned,” “project,” “intend,” “plan,” “forecast,” “likely,” “believe,” “target,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities, anticipated future satellite launches, dividends, our share buyback programme, O3b mPOWER satellites, including expected service dates and settlements, and MEO capabilities through meoSphere, and other discretionary items such as our market growth assumptions, and generally, our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; regulatory challenges, including the company or its customers failing to obtain and maintain required regulatory approvals and regulatory changes in countries in which it provides service; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; the company’s dependence upon several large customers; changes in technology or the satellite communications market that could make the company’s satellite telecommunications system obsolete or subject to lower or reduced demand; global economic turmoil, trade wars and tariffs and related uncertainties; liquidity, currency and foreign exchange and counterparty risks; potential cyber-attacks against, or breaches to, the company’s information technology systems; the impact of overall industry and general economic conditions, including uncertainty around the macroeconomy, inflation, interest rates and related monetary policy in response to inflation; tax regulations; U.S. federal government shutdowns; and the company’s level of indebtedness.

Other factors that might cause actual results to differ include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form F-4. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, and therefore you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.